Exhibit 99.1

ABN 53 075 582 740

21 February 2023

ASX Market Announcements ASX Limited

Level 4

Stock Exchange Centre 20 Bridge Street

SYDNEY NSW 2000

Dear Sir/Madam,

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, the attached document provides details of the proxies received and the manner in which votes were cast for each resolution.

This announcement was authorised for release by the Company Secretary.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms Suzanne Irwin Company Secretary

+61 8 8150 7400

CoSec@bionomics.com.au

About Bionomics Limited

Bionomics Limited (ASX: BNO, Nasdaq: BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Bionomics Limited | 200 Greenhill Road, Eastwood, South Australia, +61 8 8150 7400, ABN: 53 075 582 740

BIONOMICS LIMITED

GENERAL MEETING

Tuesday, 21 February 2023

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1. Issue of Options to Dr Papapetropoulos	Ordinary	319,929,841 90.50%	32,120,106 9.09%	1,452,010 0.41%	427,437 -	321,381,851 90.91%	32,120,106 9.09%	427,437 -	Carried
2. Issue of Options to Dr De Souza	Ordinary	318,690,124 90.23%	33,050,348 9.36%	1,452,010 0.41%	736,912 -	320,142,134 90.64%	33,050,348 9.36%	736,912 -	Carried
3. Termination Benefits to Dr Papapetropoulos	Ordinary	322,245,358 91.22%	29,708,110 8.41%	1,331,032 0.37%	644,894 -	323,576,390 91.59%	29,708,110 8.41%	644,894	Carried
4. Ratify prior issue of 115,384,680 shares	Ordinary	189,779,948 96.75%	2,002,072 1.02%	4,370,829 2.23%	157,776,545 -	194,150,777 98.98%	2,002,072 1.02%	157,776,545	Carried
‘*Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.